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                                  EXHIBIT 99.21

Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes, Inc. Reports Fourth Quarter and  Record Year End Results

Revenues for 2000 rise to record $118 million, up 49% from 1999
Net Income for the year up 168% as compared to 1999

Westlake Village, California, January 31, 2001 -- Diodes Incorporated (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the telecommunications, computing, electronics and automotive industries, today reported revenues and earnings for the three months and fiscal year ended December 31, 2000.

Revenues for the fourth quarter were $26.1 million, an increase of 12.5% as compared to $23.2 million for the comparable quarter in 1999. Net income for the same period rose 18.1% to $2.8 million, as compared to $2.4 million for the three months ended December 31, 1999.

Diluted earnings per share increased 14.8% to $0.31 for the fourth quarter of 2000, as compared to $0.27 for the same period last year.

For the year 2000, the Company earned a record $14.9 million, or $1.62 per share, on record revenues of $118.5 million, compared to net income of $5.7 million, or $0.68 per share, on revenues of $79.3 million in 1999.

"The past twelve months have been a year of remarkable achievements for Diodes. In 2000, we were able to increase revenues by nearly 50% and our net income by 168%, as compared to 1999. We have rapidly scaled up the unit capacity of our Diodes-China manufacturing facilities, while maintaining an exemplary record of product quality. And we have continued to expand our relationship with the leading electronics distributors in the world, while scoring design wins with industry leaders in all of the end markets that we serve," said C.H. Chen, President and Chief Executive Officer of the Company.

Q4 and Year 2000 Highlights:
Record annual revenues of $118.5 million, up 49.5% from 1999
Record annual net income of $14.9 million, up 167.7% from 1999
Company completes acquisition of FabTech wafer foundry in drive to become fully integrated supplier of discrete semiconductor products
Diodes-China receives ISO-14001 environmental certification

Commenting further on the results, Chen went on to say "The fourth quarter was our 43rd consecutive quarter of profitability, an outstanding record in the semiconductor industry. However, Diodes has been impacted by the sharp slowdown in demand that has affected so many of our competitors and our customers, particularly in the PC, Internet infrastructure and communications sector. In December, we experienced an inventory correction among our distributors and an unanticipated level of cancelled orders and push-outs. This is a vivid reminder that we operate in an industry that demands fiscal discipline, constant improvement in manufacturing efficiency, and the willingness to respond rapidly to changing market conditions. We have already implemented programs to cut operating costs, including work force reductions, where appropriate.

"Looking into 2001, we anticipate softness in the first two quarters as this inventory correction works through the supply chain. However, over the past five years Diodes has demonstrated its ability to significantly outperform the discrete semiconductor market in both up and down years. We are committed to matching that record in 2001, as we continue to increase our market share, develop and introduce higher-margin, differentiated discrete devices, and expand our sales force so as to create a truly global market presence."

Chen noted that the Company's gross profit margin rose to 31.6% for the year 2000, as compared to 26.4% in 1999. This reflects the Company's continuing shift towards the production of higher-margin devices and an increased



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contribution from products manufactured by Diodes-China. SG&A expenses for the year were 16.0% of net sales compared to 17.2% in 1999.

"Finally, we are excited about the acquisition of FabTech, and what it represents for the future of our Company," said Chen. "Since closing this transaction in December, we have been working diligently to integrate FabTech with our world-class marketing organization and align our product development initiatives. We believe that we will be able to generate value for our shareholders not just from FabTech's foundry assets, but as the base to adding a true technology component to Diodes. This is a multi-year initiative that will increase our ability to serve our customers' needs, while establishing Diodes at the forefront of the next generation of discrete technologies."

Join us for our conference call to be broadcast live at 9:00 am PST (12 noon
EST) today, available via webcast at the investor section of Diodes website at: www.diodes.com.

About Diodes Incorporated
Diodes, Inc. (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 & ISO-14001 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. The Company's newly acquired 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source:  Diodes, Inc.
CONTACT: Crocker Coulson, Partner, Coffin Communications Group; (818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.


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                      DIODES INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                   (Unaudited)

                                                    Three Months Ended                         Twelve Months Ended
                                                       December 31,                               December 31,
                                           -----------------------------------         -----------------------------------
                                               1999                   2000                  1999                 2000
                                           -------------         -------------         -------------         -------------
Net sales                                  $  23,240,000         $  26,093,000         $  79,251,000         $ 118,462,000
Cost of goods sold                            16,519,000            18,714,000            58,303,000            81,035,000
                                           -------------         -------------         -------------         -------------

      Gross profit                             6,721,000             7,379,000            20,948,000            37,427,000

Selling, general and administrative
   expenses                                    3,537,000             4,086,000            13,670,000            18,949,000
                                           -------------         -------------         -------------         -------------

      Income from operations                   3,184,000             3,293,000             7,278,000            18,478,000

Other income (expense)
      Interest income                             84,000                69,000               316,000               393,000
      Interest expense                          (159,000)             (420,000)             (608,000)           (1,341,000)
      Other                                       93,000               322,000               182,000               503,000
                                           -------------         -------------         -------------         -------------
                                                  18,000               (29,000)             (110,000)             (445,000)


Income before taxes and
      minority interest                        3,202,000             3,264,000             7,168,000            18,033,000

Provision for income taxes                       733,000               284,000             1,380,000             2,481,000
Minority interest in joint venture               (99,000)             (180,000)             (219,000)             (642,000)
earnings
                                           -------------         -------------         -------------         -------------

Net income                                 $   2,370,000         $   2,800,000         $   5,569,000         $  14,910,000
                                           =============         =============         =============         =============

Earnings per share
Basic                                      $        0.30         $        0.34         $        0.73         $        1.85
Diluted                                    $        0.27         $        0.31         $        0.68         $        1.62
                                           =============         =============         =============         =============

Weighted average shares outstanding
Basic                                          7,786,387             8,122,683             7,625,277             8,070,960
Diluted                                        8,737,138             9,091,497             8,204,167             9,221,949
                                           =============         =============         =============         =============


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